EXHIBIT 4.1

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

between

ANGLOGOLD LIMITED

(the "Company")

and

Citigroup Global Markets Limited
and
Deutsche Bank AG London
(the "Managers")

Dated 27 February 2004

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of 27 February 2004 by and between AngloGold Limited, a corporation organized under the laws of the Republic of South Africa (the "**Company**"), and Citigroup Global Markets Limited and Deutsche Bank AG London (collectively, the "**Managers**"). The Company and the Managers have entered into a Subscription Agreement dated 19 February 2004 (the "**Subscription Agreement**"), between the Company and the Managers. In order to induce the Managers to enter into the Subscription Agreement, the Company has agreed to provide the registration rights set forth in this Agreement.

The Company agrees with the Managers, (i) for their benefit as Managers and (ii) for the benefit of the beneficial owners (including the Managers) from time to time of the Restricted ADSs (as defined herein) issued upon conversion of the Rule 144A Bonds (as defined herein) (each of the foregoing a "**Holder**" and together the "**Holders**"), as follows:

1. Definitions. Capitalized terms used herein without definition shall have their respective meanings set forth in the Subscription Agreement. As used in this Agreement, the following capitalized terms shall have the following meanings:

"ADSs" the Company's American Depositary Shares, each representing one Share and evidenced by American depositary receipts, into which ADSs the Bonds are convertible and which are to be issued upon any conversion of the Bonds.

"Affiliate" means with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

"Amendment Effectiveness Deadline Date" has the meaning set forth in Section 2(d) hereof.

"Applicable Conversion Price" means, as of any date of determination, $10,000 divided by the Conversion Rate then in effect as of the date of determination or, if no Bonds are then outstanding, the Conversion Rate that would be in effect were Bonds then outstanding.

"Bonds" means the 2.375% Convertible Senior Bonds Due 2009 issued by the Issuer and guaranteed by the Company which are purchased pursuant to the Subscription Agreement.

"Business Day" shall mean any day other than a Saturday, a Sunday, a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in: New York, New York; London, England; Johannesburg, South Africa; or the Isle of Man.

"Claim" has the meaning set forth in Section 8(h) hereof.

"Closing Date" means 27 February 2004, being the date of original issuance of the Bonds, as defined in the Offering Circular.

"Conversion Rate" has the meaning assigned to such term in the Trust Deed.

"Depositary" means The Bank of New York.

"Effectiveness Deadline Date" has the meaning set forth in Section 2(a) hereof.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Filing Deadline Date" has the meaning set forth in Section 2(a) hereof.

"Holder" has the meaning set forth in the preamble hereto.

"Initial Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.

"Issuer" means AngloGold Holdings plc.

"Managers" has the meaning set forth in the preamble hereto.

"Material Event" has the meaning set forth in Section 3(i) hereof.

"Notice and Questionnaire" means a written notice and questionnaire delivered to the Company containing substantially the information called for by the Selling Securityholder Notice and Questionnaire attached as Annex A to the Offering Circular dated 26 February 2004 relating to the Rule 144A Bonds.

"Notice Holder" means, on any date, any Holder that has delivered a Notice and Questionnaire to the Company on or prior to such date, so long as all of their Registrable Securities that have been registered for resale pursuant to a Notice and Questionnaire have not been sold in accordance with a Shelf Registration Statement.

"Offering Circular" means the Offering Circular dated 26 February 2004 in connection with the offering of the Bonds.

"Prospectus" means the prospectus included in any Shelf Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 415 promulgated under the Securities Act), as amended or supplemented by any amendment or prospectus supplement, including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.

"QIBs" means Qualified Institutional Buyers, as defined under Rule 144A.

"Registrable Securities" means the Restricted ADSs and the Shares underlying the Restricted ADSs and any securities into or for which such Shares have been converted, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security, the earliest of (x) the date on which such security has been effectively registered under the Securities Act and disposed of, whether or not in accordance with the Shelf Registration Statement and (y) the date that is two years after the later of (1) the Closing Date and (2) the last date that the Company or any of its Affiliates was the owner of Rule 144A Bonds (or any predecessor thereto), or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provisions thereunder.

"<u>Registration Expenses</u>" has the meaning set forth in Section 5 hereof.

"<u>Registration Statement</u>" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.

"<u>Restricted ADS Deposit Facility</u>" means the deposit facility established by the Company under the deposit agreement dated 27 February 2004 between the Company, The Bank of New York, as Depositary and all owners and beneficial owners from time to time of Restricted ADSs issued thereunder.

"<u>Restricted ADSs</u>" means those ADSs that are issued under the Restricted ADS Deposit Facility upon conversion of the Rule 144A Bonds.

"<u>Rule 144</u>" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

"<u>Rule 144A</u>" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

"<u>Rule 144A Bonds</u>" means those of the Bonds that are purchased in the United States by QIBs in reliance on Rule 144A.

"<u>SEC</u>" means the U.S. Securities and Exchange Commission.

"<u>Securities Act</u>" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

"<u>Shares</u>" means the ordinary shares of the Company of ZAR0.25 each and any other shares of capital stock as may constitute "<u>Shares</u>" for purposes of the Trust Deed.

"<u>Shelf Registration Statement</u>" has the meaning set forth in Section 2(a) hereof.

"<u>South African Securities Laws</u>" means the securities laws, rules, regulations and written policy statements of the Republic of South Africa, as the same may be amended from time to time.

"<u>Subscription Agreement</u>" has the meaning set forth in the preamble hereto.

"<u>Subsequent Shelf Registration Statement</u>" has the meaning set forth in Section 2(b) hereof.

"Suspension Period" means the period of time commencing with the delivery of a Suspension Notice, during which availability of the Shelf Registration Statement is suspended.

"Trust Deed" means the Trust Deed, dated as of 27 February 2004, between the Company and The Law Debenture Trust Corporation plc, as trustee, pursuant to which the Bonds are being issued.

"Trustee" means The Law Debenture Trust Corporation plc, the trustee under the Trust Deed.

"Unrestricted ADS Deposit Facility" means the deposit facility established by the Company under the amended and restated deposit agreement dated as of 26 June 1998, amended and restated as of 5 August 1998 and amended and restated further as of 24 December 2002 among the Company, The Bank of New York, as depositary, and all owners and beneficial owners from time to time of the Unrestricted ADSs issued thereunder.

"Unrestricted ADSs" means those ADSs that are issued under the Unrestricted ADS Deposit Facility.

"ZAR" means South African rand, the currency of South Africa.

2. Shelf Registration. (a) The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable by the date (the "Filing Deadline Date") that is one hundred twenty (120) days after the Closing Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") registering the resale from time to time by Holders thereof of all of the Registrable Securities (the "Initial Shelf Registration Statement"). The Initial Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Registrable Securities for resale by such Holders in accordance with the reasonable methods of distribution elected by the Holders, approved by the Company, and set forth in the Initial Shelf Registration Statement. The Company shall use its reasonable commercial efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act by the date that is one hundred eighty (180) days after the Closing Date and, in the event the Initial Shelf Registration Statement has not been declared effective under the Securities Act within one hundred and eighty (180) days after the Closing Date, to thereafter continue to use reasonable commercial efforts to cause the Initial Shelf Registration Statement to be declared effective as soon as practicable thereafter (the "Effectiveness Deadline Date"), and to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period. At the time the Initial Shelf Registration Statement is declared effective, each Holder that became a Notice Holder on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder ("Selling Securityholder") in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law. None of the Company's security holders (other than the Holders of Registrable Securities) shall have the right to include any of the Company's securities in the Shelf Registration Statement.

(b) If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement (as hereinafter defined) ceases to be effective for any reason at any time during the Effectiveness Period (other than because all Registrable Securities registered thereunder shall have been resold pursuant thereto or shall have otherwise ceased to be Registrable Securities), the Company shall use its reasonable commercial efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement (a "Subsequent Shelf Registration Statement") covering all of the securities that as of the date of such additional filing are Registrable Securities. If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable commercial efforts to (i) cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing and (ii) keep such Shelf Registration Statement (or subsequent Shelf Registration Statement) continuously effective until the end of the Effectiveness Period.

(c) The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement, if required by the Securities Act, South African Securities Laws, or as reasonably requested by the Managers or by the Trustee on behalf of the Holders of the Registrable Securities covered by such Shelf Registration Statement.

(d) Each Holder agrees that if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(i). Each Holder wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus agrees to deliver a completed and executed Notice and Questionnaire to the Company at least five (5) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement. Each Holder who elects to sell Registrable Securities pursuant to a Shelf Registration Statement agrees, by submitting a Notice and Questionnaire to the Company, that it will be bound by the terms and conditions of the Notice and Questionnaire and this Agreement. From and after the date the Initial Shelf Registration Statement is declared effective, the Company shall, as promptly as practicable after the date a Notice and Questionnaire is delivered by a Holder to the Company, and in any event upon the later of (x) five (5) Business Days after such date or (y) five (5) Business Days after the expiration of any Suspension Period in effect when the Notice and Questionnaire is delivered or that is put into effect within five (5) Business Days of such delivery date:

(i)   if required by applicable law, file with the SEC a post-effective amendment to the Shelf Registration Statement or, if required by applicable law, prepare and file a supplement to the related Prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that the Holder delivering such Notice and Questionnaire is named as a selling securityholder in the Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of the Registrable Securities in accordance with applicable law and, if the Company shall file a post-effective amendment to the Shelf Registration Statement, use its reasonable commercial efforts to cause such post-effective amendment to be declared effective under the Securities Act as promptly as is practicable (the "Amendment Effectiveness Deadline Date");

(ii)   provide such Holder a reasonable number of copies of any documents filed pursuant to Section 2(d)(i); and

(iii)   notify such Holder as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 2(d)(i);

provided, that if such Notice and Questionnaire is delivered during a Suspension Period, or a Suspension Period is put into effect within five (5) Business Days after such delivery date, the Company shall so inform the Holder delivering such Notice and Questionnaire and shall take the actions set forth in clauses (i), (ii) and (iii) above within five (5) Business Days after expiration of the Suspension Period in accordance with Section 3(i); provided further that if under applicable law, the Company has more than one option as to the type or manner of making any such filing, the Company shall make the required filing or filings in the manner or of a type that is reasonably expected to result in the earliest availability of the Prospectus for effecting resales of Registrable Securities. Notwithstanding anything contained herein to the contrary, (i) the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling securityholder in any Shelf Registration Statement or related Prospectus; provided, however, that any Holder that becomes a Notice Holder pursuant to the provisions of this Section 2(d) (whether or not such Holder was a Notice Holder at the time the Shelf Registration Statement was declared effective) shall be named as a selling securityholder in the Shelf Registration Statement or related Prospectus in accordance with the requirements of this Section 2(d).

       3. <u>Registration Procedures.</u>

In connection with the registration obligations of the Company pursuant to Section 2 hereof, the Company shall:

(a) Prepare and file with the SEC a Shelf Registration Statement or Shelf Registration Statements on Form F-3 or any other appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holders thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable commercial efforts to cause each such Shelf Registration Statement to become effective and remain effective as provided herein; <u>provided</u> that before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC (but excluding, for greater certainty, other reports filed with the SEC under the Exchange Act), the Company shall furnish to the Managers and counsel for the Holders and for the Managers (or, if applicable, separate counsel for the Holders) copies of all such documents proposed to be filed within at least three (3) Business Days prior to the filing of such Shelf Registration Statement or Prospectus or amendment or supplement thereto.

(b) Subject to Section 3(i), prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective until the expiration of the Effectiveness Period; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act (or any similar provisions then in force); and use its reasonable commercial efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.

(c) As promptly as practicable give notice to the Notice Holders, the Managers and counsel for the Holders and for the Managers (or, if applicable, separate counsel for the Holders) (i) when any Prospectus, Prospectus supplement, Shelf Registration Statement or post-effective amendment to a Shelf Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has been declared effective, (ii) of any request, following the effectiveness of the Initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Shelf Registration Statement or related Prospectus or for additional information relating to the Shelf Registration Statement, (iii) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (v) after the effective date of any Shelf Registration Statement filed pursuant to this Agreement of a Suspension Notice and (vi) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(i)), state that it constitutes a Suspension Notice, in which event the provisions of Section 3(i) shall apply.

(d) Use its reasonable commercial efforts to prevent the issuance of, and, if issued, to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide prompt notice to each Notice Holder and the Managers of the withdrawal of any such order.

(e) If requested by the Managers or any Notice Holder, as promptly as practicable incorporate in a Prospectus supplement or post-effective amendment to a Shelf Registration Statement such information as the Managers, such Notice Holder or counsel for the Holders and for the Managers (or, if applicable, separate counsel for the Holders) shall determine to be required to be included therein by applicable law and make any required filings of such Prospectus supplement or such post-effective amendment; provided that the Company shall not be required to take any actions under this Section 3(e) that, in the opinion of counsel for the Company, are not in compliance with applicable law.

(f) As promptly as practicable furnish to each Notice Holder, counsel for the Notice Holders and for the Managers (or, if applicable, separate counsel for the Notice Holders) and the Managers, upon request and without charge, at least one (1) conformed copy of the Shelf Registration Statement and any amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing to the Company by such Notice Holder, such counsel or the Managers).

(g) During the Effectiveness Period, deliver to each Notice Holder, counsel for the Holders and for the Managers (or, if applicable, separate counsel for the Holders) and the Managers, in connection with any sale of Registrable Securities pursuant to a Shelf Registration Statement, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder and the Managers may reasonably request; and the Company hereby consents (except during such periods that a Suspension Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by each Notice Holder, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

(h) Prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use its reasonable commercial efforts to register or qualify or cooperate with the Notice Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Notice Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire);

prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use its reasonable commercial efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Shelf Registration Statement and the related Prospectus; provided that the Company will not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (ii) take any action that would subject it to general service of process in suits or to taxation in any such jurisdiction where it is not then so subject.

(i) Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of proceedings with respect to the Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact as a result of which any Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development, (each, a "Material Event") that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of the Shelf Registration Statement and the related Prospectus, (i) in the case of clause (B) above, subject to the next sentence, as promptly as practicable, prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that the Company may rely on information provided by each Notice Holder with respect to such Notice Holder), as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, subject to the next sentence, use its reasonable commercial efforts to cause it to be declared effective as promptly as is practicable, and (ii) give notice to the Notice Holders and counsel for the Holders and for the Managers (or, if applicable, separate counsel for the Holders) that the availability of the Shelf Registration Statement is suspended (a "Suspension Notice") and, upon receipt of any Suspension Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to such Shelf Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus. The Company will use its reasonable commercial efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the reasonable judgment of the Company, the Shelf Registration Statement does not contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and the Prospectus does not contain any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (z) in the case of clause (C) above, as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate. The period during which the availability of the Shelf Registration Statement and any Prospectus may be suspended (the "Suspension Period") shall not exceed forty-five (45) days in any three (3) month period and one hundred and twenty (120) days in any twelve (12) month period.

(j) Make reasonably available for inspection during normal business hours by representatives for the Notice Holders of such Registrable Securities, and any broker-dealers, attorneys and accountants retained by such Notice Holders, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representatives for the Notice Holders, or any such broker-dealers, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided, however, that such persons shall, at the Company's request, first agree in writing with the Company that any information that is reasonably and in good faith designated by the Company in writing as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (ii) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Shelf Registration Statement or the use of any Prospectus referred to in this Agreement), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement or is not otherwise under a duty of trust to the Company, and provided that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all the Notice Holders and the other parties entitled thereto by the counsel referred to in Section 5. Any person legally compelled to disclose any such confidential information made available for inspection shall provide the Company with prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy.

(k) Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) no later than one hundred and twenty (120) days after the end of any twelve (12) month period (or one hundred and eighty (180) days after the end of any twelve (12) month period if such period is a fiscal year) commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Shelf Registration Statement, which statements shall cover said 12-month periods.

(l) Cooperate with each Notice Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and cause such Registrable Securities to be in such denominations as are permitted by the Trust Deed and registered in such names as such Notice Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities.

(m) Provide a CUSIP number for all Registrable Securities covered by each Shelf Registration Statement not later than the effective date of such Shelf Registration Statement and provide the Trustee and the transfer agent for the Shares with certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.

(n) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.

(o) Upon (i) the filing of the Initial Shelf Registration Statement and (ii) the effectiveness of the Initial Shelf Registration Statement, announce the same, in each case by newswire.

(p) Enter into such customary agreements and take all such other necessary actions in connection therewith (including those requested by the holders of a majority of the Registrable Securities being sold) in order to expedite or facilitate disposition of such Registrable Securities.

4. Holder's Obligations.Each Holder agrees, by acquisition of the Registrable Securities, that no Holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to a Shelf Registration Statement or to receive a Prospectus relating thereto unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to Section 2(d) hereof (including the information required to be included in such Notice and Questionnaire) and the information set forth in the next sentence. Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.

5. Registration Expenses.The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any of the Shelf Registration Statements are declared effective.

Such fees and expenses ("Registration Expenses") shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel for the Holders in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions in the United States as the Notice Holders of a majority of the Registrable Securities being sold pursuant to a Registration Statement may designate), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (iii) duplication and mailing expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to any Holders hereunder, (iv) reasonable fees and disbursements of counsel for the Company and the fees and disbursements of one counsel for the Holders in connection with the Shelf Registration Statement; (v) reasonable fees and disbursements of the Trustee and its counsel and of the registrar and transfer agent for the Shares; (vi) reasonable fees and disbursements of the Depositary with respect to any action required by the Depositary in connection with the sale of Restricted ADSs by their Holders under the Shelf Registration and the issue and delivery of Unrestricted ADSs to buyers under the Shelf Registration; and (vii) any Securities Act liability insurance obtained by the Company in its sole discretion. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company. Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay its own selling expenses, including any required discounts and commissions to the extent required by applicable law.

6. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Holder and each person, if any, who controls any Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and the successors and assigns of all the foregoing persons (each, a "Holder Indemnified Party"), from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) which, jointly or severally, such Holder Indemnified Party may incur under the Securities Act, the Exchange Act, South African Securities Laws, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any preliminary prospectus or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Holder furnished to the Company in writing by such Holder expressly for use therein; provided further, that with respect to any untrue statement or omission or alleged untrue statement or omission of material fact made in any preliminary Prospectus, the indemnity agreement contained in this Section 6(a) shall not inure to the benefit of any Holder (or to the benefit of any person controlling such Holder) from whom the person asserting any such loss, claim, damage or liability purchased the securities concerned, to the extent that any such loss, claim, damage or liability of such Holder occurs under the circumstance where it shall have been determined by a court of competent jurisdiction by final and nonappealable judgment that (w) the Company had previously furnished copies of the Prospectus (as then amended or supplement if the Company shall have furnished any amendments or supplements thereto) to such Holder, (x) delivery of the Prospectus (as then amended or supplement if the Company shall have furnished any amendments or supplements thereto) was required by the Act to be made to such person, (y) the untrue statement or omission of a material fact contained in the preliminary Prospectus was corrected in the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) and (z) there was not sent or given to such person, at or prior to the written confirmation of the sale of such securities to such person, a copy of the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto).

(b) Each Holder, severally and not jointly, agrees to indemnify, defend and hold harmless the Company, its directors and officers and any person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the successors and assigns of all the foregoing persons (each, a "Company Indemnified Party") from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, such Company Indemnified Party may incur under the Securities Act, the Exchange Act, South African Securities Laws, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such Holder furnished in writing by or on behalf of such Holder to the Company pursuant to Sections 2(d) and 4 hereof, expressly for use in any Shelf Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated in any Shelf Registration Statement or in any amendment or supplement thereto or necessary to make the statements therein not misleading, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements in any Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, in the light of the circumstances under which they were made, not misleading, in connection with such information.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 6(a) or 6(b) hereof, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by, in the case of parties indemnified pursuant to Section 6(a), the Holders of a majority of the Registrable Securities covered by the Registration Statement held by Holders that are indemnified parties pursuant to Section 6(a) and, in the case of parties indemnified pursuant to Section 6(b), the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final, non-appealable judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than thirty (30) days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent that the indemnification provided for in paragraph (a) or paragraph (b) of this Section 6 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities as well as other relevant equitable considerations. The relative fault of the Company and the Holders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Holders' respective obligations to contribute pursuant to this Section 6(d) are several in proportion to the respective number of Registrable Securities of such Holder that were registered pursuant to a Registration Statement.

(e) The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding this Section 6, no Holder shall be required to indemnify or contribute any amount in excess of the amount by which the total price at which Registrable Securities were sold by such Holder exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity, hereunder, under the Subscription Agreement or otherwise.

(g) The indemnity and contribution provisions contained in this Section 6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder, any person controlling any Holder or any affiliate of any Holder or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) the sale of any Registrable Securities by any Holder.

7. <u>Information Requirements.</u>The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder of Registrable Securities and take such further reasonable action as any Holder of Registrable Securities may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder of Registrable Securities may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, Rule 144A, Regulation S and Regulation D under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder of Registrable Securities, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report filed with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act. Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Shares) under any section of the Exchange Act.

(b) The Company shall file the reports required to be filed by it under the Exchange Act and shall comply with all other requirements set forth in the instructions to Form F-3, as the case may be, in order to allow the Company to be eligible to file registration statements on such forms.

8. <u>Miscellaneous</u>.

(a) <u>No Inconsistent Agreements</u>. The Company has not entered into, and on or after the date of this Agreement will not enter into, any agreement which is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Company's issued and outstanding securities under any other agreements.

(b) <u>Amendments and Waivers</u>. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of the then outstanding Restricted ADSs constituting Registrable Securities (with Holders of Rule 144A Bonds deemed to be the Holders, for purposes of this Section, of the number of Restricted ADSs into which such Rule 144A Bonds are or would be convertible as of the date on which such consent is required). Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders whose securities are being sold pursuant to a Shelf Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Shelf Registration Statement; <u>provided</u> that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing sentence, this Agreement may be amended by written agreement signed by the Company and the Managers, without the consent of the Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of the Holders of Registrable Securities. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 8(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

(c) <u>Notices</u>. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier, (iii) one (1) Business Day after being deposited with such courier, if made by overnight courier or (iv) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:

(i) if to a Holder of Registrable Securities, at the most current address given by such Holder to the Company in a Notice and Questionnaire or any amendment thereto;

(ii) if to the Company, to:

AngloGold Limited
11 Diagonal Street
Johannesburg 2001
South Africa
Attention: Company Secretary
Telefax: +27 11 637 6666

with copies to:

Shearman & Sterling LLP	The Bank of New York
9 Appold Street	101 Barclay Street
Broadgate West	New York, New York 10286
London EC2A 2AP	Attention: American Depositary
Attention: Richard Price	Receipt Administration
Telefax: +44 20 7655 5500	Telefax: +1 212 571 3050

(iii) if to the Managers, to:

Citigroup	Deutsche Bank AG
33 Canada Square	Winchester House
London E14 5LB	1 Great Winchester Street
Attention: Equity Syndicate	London EC2N 2DB
Telefax: +44 20 7986 1103	Attention: Equity Capital Markets
	Telefax: +44 20 7545 6301

or to such other address as such person may have furnished to the other persons identified in this Section 8(c) in writing in accordance herewith.

(d) Approval of Holders. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its Affiliates (other than the Managers or subsequent Holders of Registrable Securities if such subsequent Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

(e) Successors and Assigns. Any person who purchases any Registrable Securities from the Managers or any Holder shall be deemed, for purposes of this Agreement, to be an assignee of the Managers or such Holder, as the case may be. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties and shall inure to the benefit of and be binding upon each Holder of any Registrable Securities, provided that nothing herein shall be deemed to permit any assignment, transfer or other disposition of Registrable Securities in violation of the terms of the Trust Deed. If any transferee of any Holder shall acquire Registrable Securities, in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities, such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof.

(f) <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

(g) <u>Headings</u>. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h) <u>Governing Law</u>. THIS AGREEMENT AND ANY CLAIM, COUNTERCLAIM OR DISPUTE OF ANY KIND OR NATURE WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT ("<u>CLAIM</u>") SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

(i) <u>Severability</u>. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their reasonable commercial efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

(j) <u>Entire Agreement</u>. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Subscription Agreement, the Trust Deed and the Bonds, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement, the Trust Deed and the Bonds.

(k) <u>Termination</u>. This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof and the obligations to make payments of and provide for liquidated damages under Section 2(e) hereof to the extent such damages accrue prior to the end of the Effectiveness Period, each of which shall remain in effect in accordance with its terms.

(l) Submission to Jurisdiction. Except as set forth below, no Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company, each Manager and each Holder hereby consents to the jurisdiction of such courts and personal service with respect thereto. The Company, each Manager and each Holder hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Managers or any indemnified party. Each of the Managers, each Holder and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) hereby waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company, each Manager and each Holder agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon it and may be enforced in any other courts in the jurisdiction of which it is or may be subject, by suit upon such judgment. The Company hereby appoints, without power of revocation, Mr. Charles Edward Carter, with offices on the date hereof at AngloGold Limited, 509 Madison Avenue, Suite 1914, New York, New York 10022 as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ANGLOGOLD LIMITED

By: /S/ J G Best
　　Name:　J G Best
　　Title:　Director

By: /S/ C R Bull
　　Name:　C R Bull
　　Title:　Company Secretary

Confirmed and accepted as of
the date first above written:

Citigroup Global Markets Limited

By: /S/ Spiro Tovakin
　　Name:　Spiro Tovakin
　　Title:　Director - Investment Banking

and

Deutsche Bank AG London

By: /S/ J M Ross
　　Name:　J M Ross
　　Title:　Director